UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

FORTRESS BIOTECH, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

34960Q 307

(CUSIP Number)

Lindsay A. Rosenwald, M.D.

1111 Kane Concourse Suite 301

Bay Harbor Islands, FL 33154

(781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34960Q 307

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Lindsay A. Rosenwald, M.D.
2.		Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐
3.		SEC Use Only

4.		Source of Funds (See Instructions)

PF
5.		Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable
6.		Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power

2,597,440(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

2,597,440(1)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,597,440(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☒ (2)
13.	Percent of Class Represented by Amount in Row (11)

17.5%
14.	Type of Reporting Person

IN

(1)	Includes 43,985 shares of unvested restricted Common Stock that are subject to repurchase by the Company until vested, and 430,124 shares of unvested restricted Common Stock granted to the Reporting Person pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan (and related Restricted Stock Award Agreements) and subject to repurchase until vested.

(2)	The aggregate amount of shares of Common Stock owned by the Reporting Person reported in this Schedule 13D (Amendment No. 2) excludes (i) 96,919 shares of Common Stock held by the LAR Family Trusts and trusts established for the benefit of the Reporting Person’s family, over which the Reporting Person does not have voting or dispositive control.

CUSIP No. 34960Q 307

Explanatory Note:

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statement on Schedule 13D and Amendment No. 1 to such Schedule 13D filed respectively on January 28, 2016 and January 27, 2017 (collectively, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Common Stock of Fortress Biotech, Inc. (the “Issuer”), by Lindsay A. Rosenwald, M.D. (the “Reporting Person”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

Item 1. Security and Issuer

This amendment to a statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of the Issuer. The Issuer’s principal executive office is located at 1111 Kane Concourse Suite 301, Bay Harbor Islands, FL 33154.

Item 2. Identity and Background

(a)       This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.

(b)        The Reporting Person’s business address is 1111 Kane Concourse Suite 301, Bay Harbor Islands, FL 33154.

(c)       The principal occupation of the Reporting Person is that of President and Chief Executive Officer of the Issuer. The Reporting Person also serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Schedule 13D Amendment as a result of the purchase of 1,567,515 shares of Common Stock and warrants to purchase 1,567,515 shares of Common Stock on November 14, 2023 pursuant to a public offering for an aggregate purchase price $2,664,775.50.

Item 4. Purpose of Transaction.

The Reporting Person acquired 1,567,515 shares of Common Stock and warrants to purchase 1,567,515 shares of Common Stock (the “Warrants”) on November 14, 2023, in a public offering pursuant to a Securities Purchase Agreement, dated November 10, 2023, between the Issuer and the purchasers party thereto. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer, except for 1,567,515 shares underlying the Warrants described in Item 3 above; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 34960Q 307

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Person is the beneficial owner of an aggregate of 2,597,440 shares of Common Stock, which represents approximately 17.5% of the outstanding Common Stock based upon 14,827,751 shares of Common Stock outstanding as of November 17, 2023, as provided by the Issuer.

The Reporting Person’s beneficial ownership consists of (i) 10,000 shares of Common Stock purchased in the Issuer’s private placement on November 6, 2014, (ii) 430,124 shares of Common Stock pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan (the “LTIP”) and related restricted Stock Award Agreements (the “Award Agreements”), (iii) 362,533 shares of Common Stock (of which 43,985 shares are unvested restricted Common Stock), (iv) 159,680 shares of Common Stock purchased in the Issuer's registered direct offering on February 10, 2023, (v) 6,666 shares of Common Stock purchased in an open market transaction on September 26, 2023, (vi) 1,567,515 shares of Common Stock purchased in the Issuer's public offering on November 14, 2023, (vii) 49,524 shares of Common Stock held by Paramount Biosciences, LLC, and (viii) 11,398 shares of Common Stock held by Capretti Grandi LLC, (as previously reported by the Reporting Person). The Reporting Person has voting and dispositive control over the shares of Common Stock held by Paramount Biosciences, LLC and Capretti Grandi LLC. Does not include (i) 96,919 shares of Common Stock held by held by trusts established for the benefit of the Reporting Person’s family, over which the Reporting Person does not have voting or dispositive control.

(b)       The Reporting Person has sole voting and dispositive power of 2,597,440 shares of Common Stock beneficially owned.

(c)       On September 26, 2023 the Reporting Person acquired 6,666 shares of Common Stock in an open market transaction at a price per share of $4.2495.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Person.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the LTIP and Award Agreements in Item 5 above.

Item 7. Materials to be Filed as Exhibits.

7.01	Form of Securities Purchase Agreement, dated November 10, 2023 by and among Fortress Biotech, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (file No. 001-35366) filed with the SEC on November 14, 2023).

CUSIP No. 34960Q 307

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2023

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.